                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934*


                             RED LION HOTELS, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                  756701 10 8
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                              Page 1 of 6 pages.

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-----------------------
  CUSIP NO. 756701 10 8        SCHEDULE 13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Red Lion, a California Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            20,900,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             20,900,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      20,900,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      66.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      PN
------------------------------------------------------------------------------

                              Page 2 of 6 pages.
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ITEM 1.

     (A)  NAME OF ISSUER:

          Red Lion Hotels, Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          4001 Main Street
          Vancouver, Washington 98663

ITEM 2.

     (A)  NAME OF PERSONS FILING:

          Red Lion, a California Limited Partnership

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          4001 Main Street
          Vancouver, Washington 98663

     (C)  CITIZENSHIP:

          California

     (D)  TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

     (E)  CUSIP NUMBER:

          756701 10 8

ITEM 3.   Not applicable.

ITEM 4.   OWNERSHIP.

     (A)  AMOUNT BENEFICIALLY OWNED:

          Red Lion, a California Limited Partnership ("Red Lion"), is the record owner of 20,900,000 shares of common stock of Red Lion Hotels, Inc., a Delaware corporation ("Red Lion Hotels"). RLA-GP, Inc., a Delaware corporation, is the sole general partner of Red Lion, in which capacity it may be deemed to be the beneficial owner of the shares of
          Red Lion Hotels common stock beneficially owned by Red Lion.   George
          R. Roberts is a stockholder, director and president of RLA-GP, Inc. Michael W. Michelson is a stockholder, director and an executive vice president of RLA-GP, Inc. and a director of Red Lion Hotels. Messrs. Roberts and Michelson are also general partners of KKR


                              Page 3 of 6 pages.
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          Associates (Delaware), a Delaware limited partnership, which is a limited partner of Red Lion. KKR Associates (Delaware) does not have the power to vote or dispose of shares of Red Lion Hotels common stock owned by Red Lion. Messrs. Roberts and Michelson each expressly disclaim beneficial ownership of any shares of Red Lion Hotels.

     (B)  PERCENT OF CLASS:

          66.7%

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    Sole power to vote or direct the vote:

                 20,900,000

          (ii)   Shared power to vote or to direct the vote:

                 -0-

          (iii)  Sole power to dispose or to direct the disposition of:

                 20,900,000

          (iv)   Shared power to dispose or to direct the disposition of:

                 -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


                              Page 4 of 6 pages.
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ITEM 10.  CERTIFICATION

          Not applicable.


                              Page 5 of 6 pages.
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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 1996


                              RED LION, A CALIFORNIA LIMITED PARTNERSHIP

                              By:   RLA-GP, INC.
                              Its:  General Partner



                                    By: /s/ Michael W. Michelson
                                        ------------------------
                                       Name:   Michael W. Michelson
                                       Title:  Executive Vice President


                              Page 6 of 6 pages.